Reg. No.333-
            -----
        811-5950

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                   FORM N-14
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         MONEY MARKET OBLIGATIONS TRUST
               (Exact Name of Registrant as Specified in Charter)

                                 (412) 288-1900
                        (Area Code and Telephone Number)

                           Federated Investors Tower
                      Pittsburgh, Pennsylvania 15222-3779
                    (Address of Principal Executive Offices)

                           JOHN W. MCGONIGLE, ESQUIRE
                           Federated Investors Tower
                      Pittsburgh, Pennsylvania 15222-3779
                    (Name and Address of Agent for Service)

                                   Copies to:

Byron F. Bowman, Esquire             Matthew G. Maloney, Esquire
Senior Corporate Counsel             Dickstein Shapiro Morin & Oshinsky LLP
Federated Investors                  2101 L Street, N.W.
Federated Investors Tower            Washington, D.C.  20037
Pittsburgh, PA 15222

Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, that it elects to register an indefinite amount of securities under the Securities Act of 1933, as amended, and filed the Notice required by that Rule for Registrant's fiscal year ended July 31, 1996 on September 16, 1996. Accordingly, no filing fee is submitted herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


                             CROSS REFERENCE SHEET
             PURSUANT TO ITEM 1(A) OF FORM N-14 SHOWING LOCATION IN
                PROSPECTUS OF INFORMATION REQUIRED BY FORM N-14


Item of Part A of Form N-14 and Caption or Location in
Caption                         Prospectus

1.Beginning of Registration
  Statement and Outside Front   Cross Reference Sheet;
  Cover Page of Prospectus      Cover Page

2.Beginning and Outside Back
  Cover Page of Prospectus      Table of Contents

3.Fee Table, Synopsis Information       Summary of Expenses; Summary;
  and Risk Factors              Risk Factors

4.Information About the         Information About the
  Transaction                   Reorganization

5.Information About the         Information About the Federated
  Registrant                    Fund, the Trust and the
                                State Bond Fund

6.Information About the         Information About the Federated Fund,
  Company Being Acquired        the Trust and the State Bond Fund

7.Voting Information            Voting Information

8.Interest of Certain Persons
  and Experts                   Not Applicable

9.Additional Information
  Required for Reoffering by
  Persons Deemed to be
  Underwriters                  Not Applicable





                        STATE BOND CASH MANAGEMENT FUND
                           100 NORTH MINNESOTA STREET
                                  P.O. BOX 69
                         NEW ULM, MINNESOTA  56073-0069

Dear Shareholder:
        The Board of Directors and management of State Bond Cash Management Fund (the `State Bond Fund'') are pleased to submit for your vote a proposal to transfer all of the net assets of the State Bond Fund to Automated Cash Management Trust (the "Federated Fund"), a portfolio of Money Market Obligations Trust, a mutual fund advised by Federated Management. The Federated Fund has an investment objective similar to that of the State Bond Fund in that it seeks to provide stability of principal and current income consistent with stability of principal by investing primarily in short-term money market securities. As part of the transaction, holders of shares in the State Bond Fund would receive Institutional Service Shares of the Federated Fund equal in value to their shares in the State Bond Fund and the State Bond Fund would be liquidated. Shareholders receiving Institutional Service Shares of the Federated Fund as a result of the proposed reorganization would not have to pay a sales load upon receiving such Shares, nor would they be subject to any contingent deferred sales charges in connection with the exercise of exchange rights or redemptions of such Shares.
        The Board of Directors of the State Bond Fund, as well as ARM Capital Advisors, Inc., the State Bond Fund's manager, and ARM Financial Services, Inc., the State Bond Fund's distributor, believe the proposed agreement and plan of reorganization is in the best interests of State Bond Fund shareholders for the following reasons:
        --  The reorganization of the State Bond Fund into the Federated
        Fund may provide operating efficiencies as a result of the size of the Federated Fund which were not available to State Bond
        Fund shareholders due to the smaller size of the State Bond
        Fund.
        -- The Federated Fund has an investment objective similar to that of the State Bond Fund and offers an investment portfolio which invests in short-term money market securities.
        The Federated Fund is managed by Federated Management, a subsidiary of Federated Investors. Federated Investors was founded in 1955 and is located in Pittsburgh, Pennsylvania. Federated Management and other subsidiaries of Federated Investors serve as investment advisers to a number of investment companies and private accounts. With over $90 billion invested across more than 250 funds under management and/or administration by its subsidiaries, Federated Investors is one of the largest mutual fund investment managers in the United States. With more than 2,000 employees, Federated continues to be led by the management who founded the company in 1955. Federated funds are presently at work in and through 4,000 financial institutions nationwide. More than 100,000 investment professionals have selected Federated funds for their clients.
        Federated Investors also has an excellent reputation for customer servicing, having received a #1 rating for five years in a row by Dalbar, Inc. The shareholder services for the Federated funds include advanced technological systems that result in quick shareholder access to a broad spectrum of information.
        We believe the transfer of the State Bond Fund's assets in this transaction presents an exciting investment opportunity for our shareholders. Your vote on the transaction is critical to its success. The transfer will be effected only if approved by a majority of all of the State Bond Fund's outstanding shares on the record date voted in person or represented by proxy. We hope you share our enthusiasm and will participate by casting your vote in person, or by proxy if you are unable to attend the meeting. Please read the enclosed prospectus/proxy statement carefully before you vote.
        THE BOARD OF DIRECTORS BELIEVES THAT THE TRANSACTION IS IN THE BEST INTEREST OF THE STATE BOND FUND AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ITS APPROVAL.
        Thank you for your prompt attention and participation.
                              Sincerely,



                              Dale C. Bauman
                              President


                        STATE BOND CASH MANAGEMENT FUND
                           100 NORTH MINNESOTA STREET
                                  P.O. BOX 69
                         NEW ULM, MINNESOTA  56073-0069

                  NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS



              TO SHAREHOLDERS OF STATE BOND CASH MANAGEMENT FUND:
        A Special Meeting of Shareholders of State Bond Cash Management Fund, a portfolio of State Bond Money Funds, Inc. (the `State Bond Fund'') will be held
at 4:15 p.m. on December      , 1996 at:  100 North Minnesota Street, New Ulm,
                         -----
Minnesota  56073-0069, for the following purposes:
     1. To approve or disapprove a proposed Agreement and Plan of Reorganization between the State Bond Fund and Money Market Obligations Trust, on behalf of its portfolio, Automated Cash Management Trust (the "Federated Fund"), whereby the Federated Fund would acquire all of the net assets of the State Bond Fund in exchange for the Federated Fund's Institutional Service Shares to be distributed pro rata by the State Bond Fund to the holders of its shares in complete liquidation of the State Bond Fund; and
     2. To transact such other business as may properly come before the meeting or any adjournment thereof.

                              By Order of the Board of Directors,



Dated:  November   , 1996     Kevin L. Howard
                 --
                              Secretary



        Shareholders of record at the close of business on October 11, 1996, are entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card. Your vote is important.

TO SECURE THE LARGEST POSSIBLE REPRESENTATION AND TO SAVE THE EXPENSE OF FURTHER MAILINGS, PLEASE MARK YOUR PROXY CARD, SIGN IT, AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME AT OR BEFORE THE MEETING OR VOTE IN PERSON IF YOU ATTEND THE MEETING.


                           PROSPECTUS/PROXY STATEMENT
                              NOVEMBER     , 1996
                                       ----
                          Acquisition of the Assets of
                        STATE BOND CASH MANAGEMENT FUND,
                                 a portfolio of
                          STATE BOND MONEY FUNDS, INC.
                           100 North Minnesota Street
                                  P.O. Box 69
                         New Ulm, Minnesota  56073-0069
                       Telephone Number:  1-800-328-4735
             By and in exchange for Institutional Service Shares of
                        AUTOMATED CASH MANAGEMENT TRUST,
                                 a portfolio of
                         MONEY MARKET OBLIGATIONS TRUST
                           Federated Investors Tower
                      Pittsburgh, Pennsylvania  15222-3779
                       Telephone Number:  1-800-341-7400


        This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Reorganization (the "Plan") whereby Automated Cash Management Trust (the "Federated Fund"), a portfolio of Money Market Obligations Trust, a Massachusetts business trust (the `Trust''), would acquire all of the net assets of State Bond Cash Management Fund, a portfolio of State Bond Money Funds, Inc., a Maryland corporation (the `State Bond Fund''), in exchange for the Federated Fund's Institutional Service Shares to be distributed pro rata by the State Bond Fund to the holders of its shares, in complete liquidation of the State Bond Fund. As a result of the Plan, each shareholder of the State Bond Fund will become the owner of the Federated Fund's Institutional Service Shares having a total net asset value equal to the total net asset value of his or her holdings in the State Bond Fund.
        THE BOARD OF DIRECTORS OF THE STATE BOND FUND UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.
        Each of the Federated Fund and the State Bond Fund is a diversified portfolio of securities of an open-end management investment company. The Federated Fund's investment objective is stability of principal and current income consistent with stability of principal which it pursues by investing in short-term money market securities. The State Bond Fund's investment objectives are high current income, preservation of capital and liquidity which it pursues by investing in high quality money market instruments. For a comparison of the investment policies of the Federated Fund and the State Bond Fund, see "Summary-Investment Objectives, Policies and Limitations."
        This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about the Federated Fund that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the Prospectus of the Federated Fund dated September 30, 1996, which is incorporated herein by reference. Statements of Additional Information for the Federated Fund dated September 30, 1996 (relating to the
Federated Fund's prospectus of the same date) and November     , 1996 (relating
                                                           ----
to this Prospectus/Proxy Statement) and the Annual Report to Shareholders dated July 31, 1996, all containing additional information, have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information and the Annual Report may be obtained without charge by writing or calling the Federated Fund at the address and telephone number shown above.

THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               TABLE OF CONTENTS

                                                         Page No.
Summary of Expenses
Summary
About the Proposed Reorganization
Investment Objectives, Policies and Limitations
Advisory and Other Fees
Distribution Arrangements
Purchase, Exchange and Redemption Procedures
Dividends
Tax Consequences
Risk Factors
Information About the Reorganization
Background and Reasons for the Proposed Reorganization
Agreement Among ARM, ARM Capital and Federated
Description of the Plan of Reorganization
Description of Federated Fund Shares
Federal Income Tax Consequences
Comparative Information on Shareholder Rights and Obligations
Capitalization
Information About the Federated Fund, the Trust and the State Bond Fund
     Automated Cash Management Trust, a portfolio of Money Market
Obligations Trust
State Bond Cash Management Fund
Voting Information
Outstanding Shares and Voting Requirements
Dissenter's Right of Appraisal
Other Matters and Discretion of Persons Named in the Proxy
Agreement and Plan of Reorganization -- Exhibit A


                              SUMMARY OF EXPENSES

                                    Federated Fund
                                    (Institutional  State      Pro
                                        Service      Bond    Forma
                                        Shares)      Fund   Combined
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
  (AS A PERCENTAGE OF OFFERING PRICE)  None       None    None
Maximum Sales Charge Imposed on
  Reinvested Dividends (as a percentage of
  OFFERING PRICE)                      NONE       NONE    NONE
Contingent Deferred Sales Charge
  (as a percentage of original purchase
  PRICE OR REDEMPTION PROCEEDS,
  AS APPLICABLE)                       NONE       NONE    NONE
Redemption Fee (as a percentage of
  AMOUNT REDEEMED, IF APPLICABLE)(1)   NONE       NONE    NONE
EXCHANGE FEE                           NONE      NONE     NONE

ANNUAL OPERATING EXPENSES
(As a percentage of average net assets)
MANAGEMENT FEE                        0.20%(2)  0.09%(3)  0.20%(2)
12B-1 FEE                             NONE      0.04%(4)  NONE
TOTAL OTHER EXPENSES                  0.37%(5)  0.67%(6)  0.37%(5)
          TOTAL OPERATING EXPENSES(7) 0.57%     0.80%     0.57%

(1) Wire-transferred redemptions of Institutional Service Shares of the Federated Fund of less than $5,000 may be subject to additional fees. A $10.00 fee will be charged for certain redemptions of State Bond Fund shares by wire transfer.

(2) The management fees of the Federated Fund and the Pro Forma Combined Fund have been reduced to reflect the voluntary waiver of a portion of the management fee. The adviser can terminate this voluntary waiver at any time at its sole discretion. The maximum management fee is 0.50%

(3) The management fee of the State Bond Fund is net of expense reimbursements. Without such reimbursements, the management fee would have been 0.40%.

(4) The 12b-1 fee of the State Bond Fund is net of expense reimbursements. Without such reimbursements, the 12b-1 fee would have been 0.20%.

(5) Total other expenses for the Federated Fund and the Pro Forma Combined Fund include a shareholder services fee of 0.24%. The shareholder services fee has been reduced to reflect the voluntary waiver of a portion of the shareholder services fee. The shareholder service provider can terminate this voluntary waiver at any time at its sole discretion. The maximum shareholder services fee is 0.25%.

(6) Total other expenses for the State Bond Fund are net of expense reimbursements. Without such reimbursements, the total other expenses would have been 2.97%.

(7) The total operating expenses for Institutional Service Shares of the Federated Fund are based on expenses expected during the fiscal year ending
July 31, 1997. The total operating expenses were 0.57% for the fiscal year ended July 31, 1996 and would have been 0.88% absent the voluntary waivers of a portion of the management fee and a portion of the shareholder services fee.
The total operating expenses for the State Bond Fund are based upon expenses incurred by the State Bond Fund during its fiscal year ended July 31, 1996. The total operating expenses were 0.80% for the fiscal year ended July 31, 1996 and would have been 3.57% absent the expense reimbursements of a portion of the management fee, the 12b-1 fee and other expenses.
        The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of shares of each of the Federated Fund, the State Bond Fund and the pro forma combined fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses see "Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."
        Long-term shareholders of the Federated Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted under the rules of the National Association of Securities Dealers, Inc.
EXAMPLE
        The Example below is intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The Example assumes payment of operating expenses at the levels set forth in the table above.

An investor would pay the           1 year    3 years    5 years    10 years
following expenses on a $1,000
investment, assuming (1) 5%
annual return and (2) redemption
at the end of each time period.
Expenses would be the same if
there were no redemption at the
end of each time period.

Federated Fund................        $6         $18       $32         $71
State Bond Fund...............        $8         $26       $44         $99
Pro Forma Combined............        $6         $18       $32         $71

        THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


                                    SUMMARY
        This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Prospectus of the Federated Fund dated September 30, 1996, the Statement of Additional Information of the Federated Fund dated September 30, 1996, the Prospectus of the State Bond Fund dated December 1, 1995, the Statement of Additional Information of the State Bond Fund dated December 1, 1995, and the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A.
About the Proposed Reorganization
        The Board of Directors of the State Bond Fund has voted to recommend to holders of the shares of the State Bond Fund the approval of the Plan whereby the Federated Fund, a portfolio of the Trust, would acquire all of the net assets of the State Bond Fund in exchange for the Federated Fund's Institutional Service Shares to be distributed pro rata by the State Bond Fund to its shareholders in complete liquidation and dissolution of the State Bond Fund (the "Reorganization"). As a result of the Reorganization, each shareholder of the State Bond Fund will become the owner of the Federated Fund's Institutional Service Shares having a total net asset value equal to the total net asset value of his or her holdings in the State Bond Fund on the date of the Reorganization, i.e., the Closing Date (as hereinafter defined).
        As a condition to the Reorganization transactions, the Trust and the State Bond Fund will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code of 1986, as amended (the `Code''), so that no gain or loss will be recognized by either the Federated Fund or the State Bond Fund or the shareholders of the State Bond Fund. The tax basis of the Federated Fund's Institutional Service Shares received by State Bond Fund shareholders will be the same as the tax basis of their shares in the State Bond Fund. After the acquisition is completed, the State Bond Fund will be dissolved.
Investment Objectives, Policies and Limitations
        The investment objective of the Federated Fund is stability of principal and current income consistent with stability of principal. This investment objective may not be changed without the affirmative vote of a majority of the outstanding voting securities of the Federated Fund, as defined in the Investment Company Act of 1940, as amended (the `1940 Act''). The Federated Fund pursues its investment objective by investing in a portfolio of short-term money market instruments.
        The investment objectives of the State Bond Fund are high current income, preservation of capital and liquidity which it pursues by investing in high quality money market instruments. This investment objective may not be changed without the affirmative vote of a majority of the outstanding voting securities of the State Bond Fund, as defined in the 1940 Act.
        Both the Federated Fund and the State Bond Fund are money market mutual funds that seek to maintain a stable net asset value of $1.00 per share. There can be no assurance that either the Federated Fund or the State Bond Fund will be able to maintain such a stable net asset value. The Federated Fund and the State Bond Fund are subject to the investment restrictions of Rule 2a-7 of the 1940 Act which requires that each fund maintain an average weighted maturity of not more than 90 days and invest exclusively in securities that mature within 397 days. Rule 2a-7 also requires that all investments be limited to U.S. dollar-denominated investments that: (1) present `minimal credit risks,'' and
(2) are at the time of acquisition `Eligible Securities,'' as defined in
Rule 2a-7.
        The Federated Fund pursues its investment objective by investing in a portfolio of money market instruments maturing in 13 months or less. The average maturity of the money market instruments in the Federated Fund's portfolio computed on a dollar-weighted basis, will be 90 days or less. The Federated Fund invests in high quality money market instruments that are either rated in the highest short-term rating category by one or more nationally recognized statistical rating organizations (`NRSROs'') or are of comparable quality to securities having such ratings. The Federated Fund invests only in instruments denominated and payable in U.S. dollars. The Federated Fund may enter into repurchase agreements, invest in credit-enhanced instruments, acquire securities that are subject to demand features, purchase short-term U.S. Government obligations on a when-issued or delayed delivery basis, and invest in restricted and illiquid securities (subject to a limit on all illiquid securities of 10% of its net assets). Unless otherwise designated, the investment policies of the Federated Fund may be changed by the Board of Trustees without shareholder approval, although shareholders will be notified before any material change becomes effective.
        The State Bond Fund invests in high quality money market instruments, including: U.S. Government obligations, bank obligations, commercial paper and corporate debt securities. The State Bond Fund may enter into repurchase agreements (subject to a limit on all repurchase agreements of more than one week's duration of 10% of its net assets), lend portfolio securities and trade investments to take advantage of short-term market movements. Unless otherwise designated, the investment policies of the State Bond Fund may be changed by the Board of Directors without shareholder approval.
        Both the Federated Fund and the State Bond Fund are subject to certain investment limitations. For the Federated Fund, these include investment limitations which prohibit it from borrowing money directly or through reverse repurchase agreements or pledging securities except, under certain circumstances, the Federated Fund may borrow up to one-third of the value of its total assets and pledge up to 10% of the value of its total assets to secure such borrowings. These investment limitations cannot be changed without shareholder approval.
        The State Bond Fund has investment limitations which prohibit it from
(1) borrowing money, except for temporary purposes and in an aggregate amount not in excess of 10% of the value of the total assets of the State Bond Fund, provided that borrowings in excess of 5% of such value are permitted from banks only, and that the State Bond Fund will not purchase securities when borrowings exceed 5% of such value; (2) investing more than 25% of its assets in securities of issuers in any one industry (provided that the State Bond Fund can concentrate its investments in money market instruments issued by the U.S. Government or its agencies or domestic banks); (3) mortgaging or pledging assets, except that up to 10% of the State Bond Fund's assets can be used to secure borrowings; (4) investing more than 5% of its assets in any one issuer other than the U.S. Government or its agencies; or (5) investing more than 5% of its assets in the securities of issuers in operation less than three continuous years. The above investment limitations of the State Bond Fund cannot be changed without shareholder approval.
        In addition to the policies and limitations set forth above, both the Federated Fund and the State Bond Fund are subject to certain additional investment policies and limitations, described in the Federated Fund's Statement of Additional Information dated September 30, 1996 and the State Bond Fund's Statement of Additional Information dated December 1, 1995. Reference is hereby made to the Federated Fund's Prospectus and Statement of Additional Information, each dated September 30, 1996, and to the State Bond Fund's Prospectus and Statement of Additional Information, each dated December 1, 1995, which set forth in full the investment objective, policies and investment limitations of each of the Federated Fund and the State Bond Fund, all of which are incorporated herein by reference thereto.
Advisory and Other Fees
        The annual investment advisory fee for the Federated Fund is 0.50 of 1% of the Federated Fund's average daily net assets. The investment adviser to the Federated Fund, Federated Management ("Federated Management"), a subsidiary of Federated Investors, may voluntarily choose to waive a portion of its advisory fee or reimburse other expenses of the Federated Fund. This voluntary waiver or reimbursement may be terminated by Federated Management at any time in its sole discretion. Federated Management has also undertaken to reimburse the Federated Fund for operating expenses in excess of limitations established by certain states. The maximum annual management fee for the State Bond Fund is 0.40 of 1% on the first $500 million of average daily net assets of the State Bond Fund,
0.35 of 1% on the next $250 million, 0.30 of 1% of the next $250 million and
0.25 of 1% of such assets of the State Bond Fund in excess of $1 billion. The State Bond Fund's investment manager, ARM Capital Advisors, Inc.(`ARM
Capital'), a wholly-owned subsidiary of ARM Financial Group, Inc. (``ARM''), has voluntarily agreed to reimburse the State Bond Fund for any expenses incurred by the State Bond Fund to the extent the State Bond Fund's total expenses exceeded 0.80% of average daily net assets of the State Bond Fund.
This voluntary arrangement may be terminated by ARM Capital at any time in its sole discretion. ARM Capital has also undertaken to reimburse the State Bond Fund for operating expenses in excess of limitations established by certain states.
        Federated Services Company, an affiliate of Federated Management, provides certain administrative personnel and services necessary to operate the Federated Fund at an annual rate based upon the average aggregate daily net assets of all funds advised by Federated Management and its affiliates. The rate charged is 0.15 of 1% on the first $250 million of all such funds' average aggregate daily net assets, 0.125 of 1% on the next $250 million, 0.10 of 1% on the next $250 million and 0.075 of 1% of all such funds' average aggregate daily net assets in excess of $750 million, with a minimum annual fee per portfolio of $125,000 plus $30,000 for each additional class of shares of any such portfolio. Federated Services Company may choose voluntarily to waive a portion of its fee. The administrative fee expense for the Federated Fund's most recent fiscal year was $954,191. Administrative personnel and other services necessary to operate the State Bond Fund are currently provided by ARM Capital and are included in the annual management fee for the State Bond Fund, as discussed above.
        The Federated Fund has entered into a Shareholder Services Agreement under which it may make payments of up to 0.25 of 1% of the average daily net asset value of the Institutional Service Shares to obtain certain personal services for shareholders and the maintenance of shareholder accounts. The Shareholder Services Agreement provides that Federated Shareholder Services ("FSS"), an affiliate of Federated Management, will either perform shareholder services directly or will select financial institutions to perform such services. Financial institutions will receive fees based upon shares owned by their clients or customers. The schedule of such fees and the basis upon which such fees will be paid is determined from time to time by the Federated Fund and FSS. Other than in connection with payments under a Rule 12b-1 plan as described below, the State Bond Fund does not make payments to obtain similar shareholder services.
        The total annual operating expenses for Institutional Service Shares of the Federated Fund were 0.57% of average daily net assets (after waivers) for its most recent fiscal year. The total annual operating expenses for shares of the State Bond Fund were 0.80% of average daily net assets (after expense reimbursements) for its most recent fiscal year. Without such waivers or reimbursements, the expense ratio of the Federated Fund and the State Bond Fund would be higher by 0.31% and 2.77%, respectively, of average daily net assets. Distribution Arrangements
        Federated Securities Corp. ("FSC"), an affiliate of Federated Management, is the principal distributor for shares of the Federated Fund. Institutional Service Shares of the Federated Fund are sold at net asset value, without a sales charge, next determined after an order is received. The Federated Fund does not have a Rule 12b-1 plan in effect with respect to its Institutional Service Shares and, accordingly, does not, nor does FSC, compensate brokers and dealers for sales and administrative services performed in connection with sales of Institutional Service Shares of the Federated Fund pursuant to a plan of distribution adopted pursuant to Rule 12b-1. However, FSC and FSS, from their own assets, may pay financial institutions supplemental fees as financial assistance for providing substantial sales services, distribution-related support services or shareholder services with respect to the Federated Fund. Such assistance will be predicated upon the amount of shares the financial institution sells or may sell, and/or upon the type and nature of sales or marketing support furnished by the financial institution. Any payments made by FSC may be reimbursed by Federated Management or its affiliates.
        ARM Financial Services, Inc. (`ARMFS''), an affiliate of ARM Capital, is the principal distributor for shares of the State Bond Fund. Shares of the State Bond Fund are sold at net asset value, without a sales charge, next determined after an order is received. The State Bond Fund has adopted a Rule 12b-1 Distribution Plan (the "Rule 12b-1 Plan") pursuant to which the State Bond Fund pays ARMFS an amount equal to an annual rate of 0.20 of 1% of the average daily net assets of the State Bond Fund. The fee may be used by ARMFS to (i) provide initial and ongoing sales compensation to its investment executives and to other broker-dealers in connection with the sale of State Bond Fund shares and to pay for other advertising and promotional expenses in connection with the sale of State Bond Fund shares, and (ii) to provide compensation to entities in connection with the provision of certain personal and account maintenance services to State Bond Fund shareholders, including, but not limited to, responding to shareholder inquiries and providing information on their investments. The Federated Fund will not assume any liabilities or make any voluntary reimbursements on account of the State Bond Fund's Rule 12b-1 Plan. Purchase, Exchange and Redemption Procedures
        The transfer agent and dividend disbursing agent for the Federated Fund is Federated Shareholder Services Company (formerly called Federated Services Company). The transfer agent and dividend disbursing agent for the State Bond
Fund is ARM Transfer Agency, Inc.   Procedures for the purchase, exchange and
redemption of the Federated Fund's Institutional Service Shares differ slightly from procedures applicable to the purchase, exchange and redemption of the State Bond Fund's shares. Any questions about such procedures may be directed to, and assistance in effecting purchases, exchanges or redemptions of the Federated Fund's Institutional Service Shares or the State Bond Fund's shares may be obtained from FSC, principal distributor for the Federated Fund, at 1-800-341-7400 or from ARMFS, principal distributor for the State Bond Fund, at 1-800-328-4735.
        Reference is made to the Prospectus of the Federated Fund dated September 30, 1996, and the Prospectus of the State Bond Fund dated December 1, 1995, for a complete description of the purchase, exchange and redemption procedures applicable to purchases, exchanges and redemptions of Federated Fund and State Bond Fund shares, respectively, each of which is incorporated herein by reference thereto. Set forth below is a brief listing of the significant purchase, exchange and redemption procedures applicable to the Federated Fund's Institutional Service Shares and the State Bond Fund's shares.
        Purchases of Institutional Service Shares of the Federated Fund may be made through a financial institution who has an agreement with FSC or, once an account has been established, by wire, check, phone or direct deposit.
Purchases of shares of the State Bond Fund may be made through ARMFS and through certain broker-dealers under contract with ARMFS or directly by wire or check once an account has been established. The minimum initial investment in the Federated Fund is $25,000; however, an account may be opened with a smaller amount as long as the $25,000 minimum is reached within 90 days. All accounts maintained by an institutional investor will be combined together to determine whether such minimum investment requirement is met. For purposes of the minimum initial investment, all State Bond Fund shareholder accounts maintained by ARMFS will be combined to meet the minimum investment requirement. The minimum initial investment in the State Bond Fund is $1,000. Subsequent investments must be in an amount of at least $100, unless the subsequent investment is made by means of the automatic investment plan, in which case the subsequent minimum is $50. The minimums for IRA, Keogh, and other tax-deferred pension plans in the State Bond Fund are $250 for initial investment and $50 for subsequent investments . The Federated Fund and the State Bond Fund each reserve the right to reject any purchase request. In connection with the sale of Institutional Service Shares of the Federated Fund, FSC may from time to time offer certain items of nominal value to any shareholder.
        The purchase price of the Federated Fund's Institutional Service Shares and the State Bond Fund's shares is based on net asset value, without a sales charge. The net asset value per share for the Federated Fund is calculated at 12:00 noon, 3:00 p.m. (Eastern time), and as of the close of trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange, Inc. (the `NYSE'') on each day on which the NYSE is open for business. The net asset value per share of the State Bond Fund is calculated as of 4:00 p.m. (Eastern time) on days in which the State Bond Fund is open for business. Purchase orders for the Federated Fund made through financial institutions are considered received when the Federated Fund receives payment by wire or converts payment by check from the financial institution into federal funds. Federated Fund purchase orders by wire are considered received immediately and payments must be received before 3:00 p.m. (Eastern time) in order to begin earning dividends that same day. Federated Fund purchase orders received by check are considered received after the check is converted into federal funds, which normally occurs the business day after receipt, and shares begin earning dividends the next day. Purchase orders for shares of the State Bond Fund will begin to earn dividends on the day that the order is considered effective, which occurs when payments are received in, or converted into, federal funds..
        Holders of Institutional Service Shares of the Federated Fund as a result of the Reorganization will have exchange privileges with respect to Class A Shares in certain of the funds for which affiliates of Federated Investors serve as investment adviser or principal underwriter (collectively, the "Federated Funds"), each of which has different investment objectives and policies. Institutional Service Shares in the Federated Fund may be exchanged for Class A Shares of certain Federated Funds at net asset value plus the applicable sales charge for that fund. Institutional Service Shares to be exchanged must have a net asset value which meets the minimum investment requirement for the fund into which the exchange is being made. Holders of shares of the State Bond Fund have exchange privileges with respect to shares in certain of the other funds for which ARM Capital serves as investment manager (collectively, the `State Bond Group''), each of which has different investment objectives and policies. Shares of the State Bond Fund purchased directly (i.e., not through an exchange from another mutual fund in the State Bond Group) may be exchanged for shares in any other mutual fund in the State Bond Group at net asset value plus the applicable sales charge for that fund. Shares of the State Bond Fund acquired through an exchange with another fund in the State Bond Group which have been held for seven calendar days or more may later be exchanged for shares of any of the other funds in the State Bond Group at such fund's next determined net asset value without a sales charge; however, if such exchange is for shares of a fund which has a higher sales charge than the fund originally purchased and the shares of the original fund were held for less than six months, an investor must pay the difference in the sales charge applicable to the purchase of shares of the original fund and the higher sales charge applicable to the purchase of shares of the new fund. Exercise of the exchange privilege is treated as a sale for federal income tax purposes and, accordingly, may have tax consequences for the shareholder. Information on share exchanges may be obtained from the Federated Fund or the State Bond Fund, as appropriate.
        Redemptions of Federated Fund Institutional Service Shares may be made through a financial institution, by telephone and by mailing a written request. Redemptions of State Bond Fund shares may be made through an authorized dealer or representative of ARMFS, by mailing a written request to the State Bond Fund's transfer agent or through the State Bond Fund's quick redemption service or check redemption service. Institutional Service Shares of the Federated Fund are redeemed at their net asset value next determined after the redemption request is received on each day on which the Federated Fund computes its net asset value. Shares of the State Bond Fund are redeemed at their net asset value next determined after receipt of a redemption request in proper form (or as next determined on the next business day of the State Bond Fund if the request is made by telephone and received after 4:00 p.m. Eastern time). Proceeds will ordinarily be distributed by check within seven days after receipt of a redemption request.
Dividends
        Each of the Federated Fund's and the State Bond Fund's current policy is to declare dividends daily and pay dividends monthly and to make annual distributions of net realized capital gains, if any. With respect to both the Federated Fund and the State Bond Fund, unless a shareholder otherwise instructs, dividends and capital gain distributions will be reinvested automatically in additional shares at net asset value.
Tax Consequences
        As a condition to the Reorganization transactions, the Trust and the State Bond Fund will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Code so that no gain or loss will be recognized by either the Federated Fund or the State Bond Fund or the shareholders of the State Bond Fund. The tax basis of the Federated Fund shares received by State Bond Fund shareholders will be the same as the tax basis of their shares in the State Bond Fund.
                                  RISK FACTORS
        As with other mutual funds that invest primarily in money market securities, the Federated Fund is subject to market risks. Briefly, these risks include, but are not limited to, the ability of the issuers of securities owned by the Federated Fund to meet their obligations for the payment of principal and interest when due or to repurchase such securities as previously agreed, and, in the case of certain dollar-denominated obligations issued by domestic or foreign branches of U.S. and foreign banks and other offshore issuers, international economic and political developments, foreign governmental restrictions that may adversely affect the payment of principal or interest and foreign withholding or other taxes on interest income. Since the State Bond Fund also invests in money market instruments, these risk factors are generally also present in an investment in the State Bond Fund. A full discussion of the risks inherent in investment in the Federated Fund and the State Bond Fund is set forth in the Federated Fund's Prospectus and Statement of Additional Information, each dated September 30, 1996 and the State Bond Fund's Prospectus and Statement of Additional Information, each dated December 1, 1995, each of which is incorporated herein by reference thereto.
                      INFORMATION ABOUT THE REORGANIZATION
Background and Reasons for the Proposed Reorganization
        On June 14, 1995, SBM Company, which was then the investment adviser to the State Bond Fund, completed the sale of substantially all of its business operations to ARM (the `1995 Transaction''). In connection with the 1995 Transaction, ARM Capital became the investment manager of the State Bond Fund. In addition, ARM acquired all of the outstanding stock of SBM Financial Services, Inc., the predecessor in interest to ARMFS, the current distributor of shares of the State Bond Fund.
        Considerations of the Board of Directors of the State Bond Fund. On June 6, 1996, ARM management advised the Board of Directors of the State Bond Fund that ARM was considering redirecting its corporate strategy away from the management and distribution of retail mutual funds in order to concentrate more fully on its core businesses. Moreover, ARM management stated that due to the relatively small net assets in the State Bond Fund and the other mutual funds in the State Bond Group, ARM and its affiliates were not in a position to provide the value-added shareholder services, technological advancements, comprehensive distribution networks and diversified product choices that many larger mutual fund complexes offer. As a result, management stated that ARM was engaged in the identification and analysis of various potential alternatives for the State Bond Fund and the other funds in the State Bond Group.
        After conducting a screening process, ARM determined that in its judgment, the proposed Reorganization was the most desirable alternative involving the State Bond Fund that was reasonably available and that it should be presented to the State Bond Fund's Board of Directors for its consideration.
        A meeting of the entire Board of Directors was held on August 16, 1996, at which Federated (as defined below) presented to the Board information relating to the overall reputation, financial strength and stability of Federated Investors, the parent company of Federated Management (together with its affiliates, `Federated''). Federated, founded in 1955, is among the seven largest mutual fund sponsors, with over $90 billion invested across more than 250 funds under management and/or administration by its subsidiaries, and over 2,000 employees. Federated's management also discussed the growth of assets under management and/or administration by Federated from approximately $35 billion in 1989 to over $90 billion as of August 1996. Federated's management explained to the Board that the majority of this growth came from within Federated through its multiple distribution channels. The Board was also informed of the variety of investment products available through Federated, including international funds and an array of domestic funds broader than currently offered in the State Bond Group, the exchange privileges that would be available to former State Bond Fund shareholders if the Reorganization is consummated, and the multiple sales charge (or `load'') structures available to prospective shareholders. The Board took into account that if the Reorganization takes place, shareholders of the State Bond Fund would exchange their shares for Shares of the Federated Fund without the imposition of any sales charge.
        Federated's management advised the Board of its reputation for customer servicing, noting that it has received a #1 rating for five years in a row by Dalbar, Inc. Federated's management stated that its shareholder services include advanced technological systems that result in quick shareholder access to a broad spectrum of information, including: telephonic automated yield and performance information; consolidated monthly shareholder statements; no-fee IRAs; quarterly newsletters; year-end tax reporting information; direct deposit; and telephonic redemption and exchange.
        Federated's management also reviewed with the Board relative asset size and expense ratios, including relative advisory fees. The Board discussed the fact that the Federated Fund is larger in asset size than the State Bond Fund and considered potential economies of scale that might be experienced by former State Bond Fund shareholders if they were to become shareholders of a larger fund. Federated's management discussed with the Board expense waiver and reimbursement arrangements with respect to both the Federated Fund in particular and to the complex generally. The Board noted that ARM Capital could terminate its voluntary expense waiver and reimbursement arrangements with respect to the State Bond Fund at any time in its sole discretion.
        The Chief Investment Officer, Fixed-Income, of Federated discussed with the Board the investment philosophy of Federated Management for its funds, including the Federated Fund. He also described the background and significant investment experience of Federated portfolio managers and other related personnel issues.
        The Board was presented with materials comparing the investment objectives and policies of the State Bond Fund with those of the Federated Fund, and determined that they were substantially similar. The Board was also presented with and discussed materials comparing the performance and relative risks of the State Bond Fund and the Federated Fund. Federated's management also presented biographical information about each of the Trustees of the Trust and reviewed with the Board the structure of its compliance and internal audit departments and the scope of its training programs.
        The Board also considered the potential benefits to ARM if the Reorganization is consummated. The Board discussed the fact that ARM and ARM Capital would be compensated for selling the books, records and goodwill relating to the management of the State Bond Group, agreeing to certain non-competition arrangements and cooperating in assisting in the transfer of the assets of the State Bond Group to the Federated Funds. They also took into account the proposed payment to ARMFS of 0.25% of the average daily net assets of the Federated Fund attributable to shareholder accounts serviced by ARMFS, as well as the possible compensation of ARMFS for distribution of additional Federated financial products in the future.
        The Board noted that the State Bond Fund would not bear any of the costs involved in the Reorganization, which would be borne entirely by ARM and/or Federated. In addition, the Board discussed the anticipated tax-free nature of the Reorganization to the State Bond Fund and its shareholders.
        In connection with their consideration of the Reorganization, the Board also reviewed their fiduciary obligations under state and federal law. They considered the requirements of Section 15(f) of the 1940 Act, which provides that an investment manager to an investment company, and the affiliates of such manager (such as ARM), may receive any amount or benefit in connection with a sale of any interest in such investment manager which results in an assignment of an investment management contract if (1) for a period of three years after such assignment, at least 75% of the board of directors of the investment company are not `interested persons'' (as defined in the 1940 Act) of the new investment manager or its predecessor; and (2) no `unfair burden'' (as defined in the 1940 Act) is imposed on the investment company as a result of the assignment or any express or implied terms, conditions or understandings applicable thereto.
        With respect to the first condition of Section 15(f) relating to Board composition, the Board was advised that the Federated Fund's Board of Trustees presently consists of thirteen (13) Trustees, only three (3) of whom are `interested persons.'' With respect to the second condition of Section 15(f), while there is no specific definition of `unfair burden,'' it includes any arrangement, for two years after the transaction, pursuant to which the predecessor or successor adviser is entitled to receive compensation from any person in connection with the mutual fund's purchase or sale of securities, other than bona fide ordinary compensation as principal underwriter. The definition of unfair burden also includes any payments from the fund for other than bona fide investment advisory or other services. The Board considered the fact that representations were made by Federated and ARM that the agreement among Federated, ARM and ARM Capital would contain representations and covenants that the Reorganization would not impose an unfair burden on the State Bond Group.
        After reviewing and considering all of the information provided by Federated and ARM, including the terms of the Reorganization, the Board, including all of the Directors who are not interested persons of the State Bond Fund or ARM Capital, voted unanimously at a special telephonic meeting held on August 26, 1996, to approve the Reorganization and to recommend it to the shareholders of the State Bond Fund for their approval.
        THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE REORGANIZATION.
        Considerations of the Board of Trustees of the Federated Fund. The Board of Trustees of the Federated Fund, including a majority of the independent Trustees, have unanimously concluded that consummation of the Reorganization is in the best interests of the Federated Fund and the shareholders of the Federated Fund and that the interests of Federated Fund shareholders would not be diluted as a result of effecting the Reorganization and have unanimously voted to approve the Plan.
Agreement Among ARM, ARM Capital and Federated
        The Reorganization is being proposed as part of an agreement in principle by and among Federated, ARM, and ARM Capital, pursuant to which ARM and ARM Capital would be compensated for selling to Federated the books, records and goodwill relating to the management of the State Bond Group and cooperating in facilitating the transaction contemplated by the agreement. As part of that agreement, ARM Capital and its affiliates have agreed not to compete with Federated by providing investment advisory services to certain investment companies. Following the Reorganization, ARM or its affiliates have agreed to provide certain services to shareholders for which ARM or its affiliates may receive fees paid by Federated and/or mutual funds in which the shareholders are invested.
Description of the Plan of Reorganization
        The Plan provides that the Federated Fund will acquire all of the net assets of the State Bond Fund in exchange for the Federated Fund's Institutional Service Shares to be distributed pro rata by the State Bond Fund to its shareholders in complete liquidation of the State Bond Fund on or about December
   , 1996 (the "Closing Date").  Shareholders of the State Bond Fund will become
---
shareholders of the Federated Fund as of the close of business on the Closing Date, and will be entitled to the Federated Fund's next dividend distribution.
        As of or prior to the Closing Date, the State Bond Fund will declare and pay a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all taxable income for the period ending on the Closing Date. In addition, the State Bond Fund's dividend will include its net capital gains realized in the period ending on the Closing Date.
        Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to the State Bond Fund and the Trust, on behalf of the Federated Fund, as described under the caption "Federal Income Tax Consequences" below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of the State Bond Fund prior to the Closing Date by either party if it believes that consummation of the Reorganization would not be in the best interests of its shareholders.
        Federated Management is responsible for the payment of substantially all of the expenses of the Reorganization incurred by either party, whether or not the Reorganization is consummated. Such expenses include, but are not limited to, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the State Bond Fund's shareholders and the costs of holding the Special Meeting (as hereinafter defined). ARM is responsible for the payment of the legal fees of the State Bond Fund. The accountants' fees of the State Bond Fund will be borne equally by Federated Management and ARM.
        The foregoing description of the Plan entered into between the Trust, on behalf of the Federated Fund, and the State Bond Fund, is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference thereto.
Description of Federated Fund Shares
        Full and fractional Institutional Service Shares of the Federated Fund will be issued without the imposition of a sales charge or other fee to the shareholders of the State Bond Fund in accordance with the procedures described above. Institutional Service Shares of the Federated Fund to be issued to shareholders of the State Bond Fund under the Plan will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Reference is hereby made to the Prospectus of the Federated Fund dated September 30, 1996, provided herewith for additional information about Institutional Service Shares of the Federated Fund.
Federal Income Tax Consequences
        As a condition to the Reorganization, the Trust, on behalf of the Federated Fund, and the State Bond Fund will receive an opinion from Dickstein Shapiro Morin & Oshinsky LLP, counsel to the Trust, to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by the Federated Fund upon its receipt of the State Bond Fund's assets solely in exchange for Federated Fund Institutional Service Shares; (3) no gain or loss will be recognized by the State Bond Fund upon the transfer of its assets to the Federated Fund in exchange for Federated Fund Institutional Service Shares or upon the distribution (whether actual or constructive) of the Federated Fund Institutional Service Shares to the State Bond Fund shareholders in exchange for their shares of the State Bond Fund; (4) no gain or loss will be recognized by shareholders of the State Bond Fund upon the exchange of their State Bond Fund shares for Federated Fund Institutional Service Shares; (5) the tax basis of the State Bond Fund's assets acquired by the Federated Fund will be the same as the tax basis of such assets to the State Bond Fund immediately prior to the Reorganization; (6) the tax basis of Federated Fund Institutional Service Shares received by each shareholder of the State Bond Fund pursuant to the Plan will be the same as the tax basis of State Bond Fund shares held by such shareholder immediately prior to the Reorganization; (7) the holding period of the assets of the State Bond Fund in the hands of the Federated Fund will include the period during which those assets were held by the State Bond Fund; and (8) the holding period of Federated Fund Institutional Service Shares received by each shareholder of the State Bond Fund will include the period during which the State Bond Fund shares exchanged therefor were held by such shareholder, provided the State Bond Fund shares were held as capital assets on the date of the Reorganization.
        Shareholders should recognize that an opinion of counsel is not binding on the Internal Revenue Service (`IRS'') or any court. The State Bond Fund does not expect to obtain a ruling from the IRS regarding the consequences of the Reorganization. Accordingly, if the IRS sought to challenge the tax treatment of the Reorganization and was successful, neither of which is anticipated, the Reorganization would be treated as a taxable sale of assets of the State Bond Fund, followed by the taxable liquidation of the State Bond Fund. Comparative Information on Shareholder Rights and Obligations
        General. Both the Trust and the State Bond Fund are open-end, diversified management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Trust is organized as a business trust pursuant to a Declaration of Trust under the laws of the Commonwealth of Massachusetts. The Trust is governed by its Declaration of Trust, Bylaws, and Board of Trustees, in addition to applicable state and Federal law. The State Bond Fund is organized as a separate series of State Bond Money Funds, Inc. under the laws of the State of Maryland and is governed by its Articles of Incorporation, Bylaws, and Board of Directors, in addition to applicable state and Federal law. Set forth below is a brief summary of the significant rights of shareholders of the Trust and the State Bond Fund.
        Shares of the Trust and the State Bond Fund. The Trust is authorized to issue an unlimited number of shares of beneficial interest which have no par value. The Federated Fund is a separate series of the Trust. The Board of Trustees has established two classes of shares of the Federated Fund, known as Institutional Service Shares and Cash II Shares. The State Bond Fund has an authorized capital of 20,000,000,000 shares of common stock with a par value of $.00001 per share. The State Bond Fund is currently the sole investment portfolio of State Bond Money Funds, Inc. and has only one class of shares. Issued and outstanding shares of both the Federated Fund and State Bond Fund are fully paid and nonassessable, and freely transferable.
        Voting Rights. Neither the Trust nor the State Bond Fund is required to hold annual meetings of shareholders, except as required under the 1940 Act. Shareholder approval is necessary only for certain changes in operations or the election of trustees/directors under certain circumstances. The Trust requires that a special meeting of shareholders be called for any permissible purpose upon the written request of the holders of at least 10% of the outstanding shares of the series or class of the Trust entitled to vote. A special meeting of the shareholders of the State Bond Fund is required to be called upon the written request of shareholders representing not less than 25% of the shares entitled to vote. Each share of the Federated Fund gives the shareholder one vote in trustee elections and other matters submitted to shareholders for vote. All shares of each portfolio or class in the Trust have equal voting rights except that in matters affecting only a particular portfolio or class, only shares of that portfolio or class are entitled to vote. All shares of the State Bond Fund have equal voting rights.
        Trustees and Directors. The Declaration of Trust of the Trust provides that the term of office of each Trustee shall be for the lifetime of the Trust or the earlier of his or her death, resignation, retirement, removal or mental or physical incapacity. A Trustee of the Trust may be removed by: (i) written instrument signed by at least two-thirds of the Trustees, (ii) a majority vote of the Trustees if the Trustee has become mentally or physically incapacitated or (iii) a vote of two-thirds of the outstanding shares at any special meeting of shareholders. A vacancy on the Board may be filled by the Trustees remaining
in office.   The Bylaws of the State Bond Fund provide that each Director holds office from the time of his or her election until the next annual meeting of shareholders or special meeting at which Directors are elected and until his or her successor is duly elected and qualifies. No Director of the State Bond Fund shall be qualified for election by the shareholders if he or she has attained the age of 70. The Board of Directors of the State Bond Fund shall call a meeting of shareholders for the purpose of voting upon the question of removal of any Director or Directors when requested in writing to do so by the record holders of not less than 10% of the outstanding shares. A Director of the State Bond Fund may be removed, with or without cause, by the affirmative vote of a majority of the votes entitled to be cast for the election of Directors, and such shareholders may elect a qualified person as Director to replace the Director so removed. In case of any vacancy on the Board of Directors, a majority of the remaining Directors may elect a successor to hold office until the next annual meeting of the shareholders or special meeting at which Directors are elected and until his or her successor is duly elected and qualifies. A meeting of shareholders will be required for the purpose of electing additional Trustees or Directors whenever fewer than a majority of the Trustees or Directors then in office were elected by shareholders.
        Liability of Trustees/Directors and Officers. Under the Declaration of Trust of the Trust, a Trustee or officer will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Declaration of Trust further provides that Trustees and officers will be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses of litigation unless the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties. The Articles of Amendment and Restatement of the State Bond Fund contain a provision eliminating liability of directors and officers to the State Bond Fund or its shareholders to the fullest extent permitted by Maryland law. Therefore, directors and officers of the State Bond Fund will not be liable for monetary damages to the State Bond Fund or its shareholders for breach of the duty of care. However, such elimination of liability regarding a director's duty of care does not permit the elimination or limitation of liability (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services;
(2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was committed in bad faith or was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (3) for any action or failure to act occurring prior to February 18, 1988. In addition, due to the provisions of the 1940 Act, shareholders would still have the right to pursue monetary claims against directors or officers for acts involving willful malfeasance, bad faith, gross negligence or reckless disregard of their duties as directors or officers.
Under the agreement in principle by and among Federated, ARM and ARM Capital, Federated has agreed for a period of three (3) years following the Closing to provide coverage under a directors and officers liability insurance policy for the current Directors of the State Bond Fund.
        Shareholder Liability. Under certain circumstances, shareholders of the Federated Fund may be held personally liable as partners under Massachusetts law for obligations of the Trust on behalf of the Federated Fund. To protect its shareholders, the Trust has filed legal documents with the Commonwealth of Massachusetts that expressly disclaim the liability of its shareholders for such acts or obligations of the Trust. These documents require that notice of this disclaimer be given in each agreement, obligation or instrument that the Trust or its Trustees enter into or sign.
        In the unlikely event a shareholder is held personally liable for the Trust's obligations on behalf of the Federated Fund, the Trust is required by the Declaration of Trust to use its property to protect or compensate the shareholder. On request, the Trust will defend any claim made and pay any judgment against a shareholder for any act or obligation of the Trust. Therefore, financial loss resulting from liability as a shareholder will occur only if the Trust itself cannot meet its obligations to indemnify shareholders and pay judgments against them.
        Termination or Liquidation. In the event of the termination or liquidation of the Trust or any portfolio or class of the Trust or of the termination or liquidation of the State Bond Fund, the shareholders of the respective portfolio or class are entitled to receive, when and as declared by the Trustees or the Directors, as the case may be, the excess of the assets belonging to the respective portfolio or class over the liabilities belonging to the respective portfolio or class. In either case, the assets belonging to the portfolio or class will be distributed among the shareholders in proportion to the number of shares of the respective portfolio or class held by them. Capitalization
        The following table sets forth the unaudited capitalization of the Institutional Service Shares of the Federated Fund and the shares of the State Bond Fund as of September 30, 1996 and on a pro forma combined basis as of that date:

                          Federated Fund
                            (Institutional          State Bond        Pro Forma
                          Service Shares) Fund         Combined

Net Assets...............    $1,321,316,172        $2,837,773        $1,324,153,945
Net Asset Value Per Share    $1.00                 $1.00             $1.00
Shares Outstanding.......     1,321,316,172         2,837,773        1,324,153,945


                INFORMATION ABOUT THE FEDERATED FUND, THE TRUST
                            AND THE STATE BOND FUND

Automated Cash Management Trust, a portfolio of Money Market Obligations Trust
        Information about the Trust and the Federated Fund is contained in the Federated Fund's current Prospectus dated September 30, 1996, a copy of which is included herewith and incorporated by reference herein. Additional information about the Federated Fund is included in the Federated Fund's Annual Report to Shareholders dated July 31, 1996, the Statement of Additional Information dated September 30, 1996 and the Statement of Additional Information dated November
  , 1996 (relating to this Prospectus/Proxy Statement), each of which is
--
incorporated herein by reference. Copies of the Annual Report and Statements of Additional Information, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained upon request and without charge by contacting the Federated Fund at 1-800-341-7400 or by writing the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779. The Trust is subject to the informational requirements of the Securities Act of 1933, as amended (the `1933 Act''), the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by the Trust or the Federated Fund can be obtained by calling or writing the Federated Fund and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, D.C. located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
        This Prospectus/Proxy Statement, which constitutes part of a Registration Statement filed by the Trust with the SEC under the 1933 Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Trust and the Federated Fund and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

State Bond Cash Management Fund
        Information about the State Bond Fund and State Bond Money Funds, Inc. is contained in the State Bond Fund's current Prospectus dated December 1, 1995, the Annual Report to Shareholders dated July 31, 1996, its Statement of Additional Information dated December 1, 1995, and the Statement of Additional
Information dated November   , 1996 (relating to this Prospectus/Proxy
                           --
Statement), each of which is incorporated herein by reference. Copies of such Prospectus, Annual Report, and Statement(s) of Additional Information, which have been filed with the SEC, may be obtained upon request and without charge from the State Bond Fund by calling 1-800-328-4735 or by writing to the State Bond Fund at 100 North Minnesota Street, P.O. Box 69, New Ulm, Minnesota 56073-0069. The State Bond Fund is subject to the informational requirements of the 1933 Act, the 1934 Act and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by State Bond Money Funds, Inc. or its portfolio, the State Bond Fund, can be obtained by calling or writing the State Bond Fund and can also be inspected at the public reference facilities maintained by the SEC or obtained at prescribed rates at the addresses listed in the previous section.
                               VOTING INFORMATION
        This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Directors of the State Bond Fund of proxies for use at the Special Meeting of Shareholders (the "Special Meeting") to be held at
4:15 p.m. on December   , 1996 at:  100 North Minnesota Street, New Ulm,
                      --
Minnesota 56073-0069, and at any adjournments thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Special Meeting. A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of the State Bond Fund an instrument revoking the proxy, by submitting a proxy bearing a later date or by attending and voting at the Special Meeting.
        The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by Federated Management. In addition to solicitations through the mails, proxies may be solicited by officers, employees and agents of the State Bond Fund, Federated Management and their respective affiliates at no additional cost to the State Bond Fund. Such solicitations may be by telephone, telegraph or personal contact. Federated Management will reimburse custodians, nominees and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons.
Outstanding Shares and Voting Requirements
        The Board of Directors of the State Bond Fund has fixed the close of business on October 11, 1996 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting and any
adjournment thereof.  As of the record date, there were         shares of the
                                                        -------
State Bond Fund outstanding. Each of the State Bond Fund's shares is entitled to one vote and fractional shares have proportionate voting rights. [On the record date, the Directors and officers of the State Bond Fund as a group owned less than 1% of the outstanding shares of the State Bond Fund.] To the best knowledge of ARM Capital, as of the record date, no person, except as set forth in the table below, owned beneficially or of record 5% or more of the State Bond Fund's outstanding shares.

                                                   Percent of
                        Shares Owned  Percent of   Outstanding
Name and Address of     Beneficially  Outstanding  Shares of the
Beneficial Owner                      Shares       Federated Fund
                                                   Following
                                                   Reorganization

        As of the record date, there were          Institutional Service and
                                          --------
     Cash II Shares of the Federated Fund outstanding.  On the record date, the
----
Trustees and officers of the Federated Fund as a group owned less than 1% of the outstanding Institutional Service and Cash II Shares of the Federated Fund outstanding. To the best knowledge of Federated Management, as of the record date, no person, except as set forth in the table below, owned beneficially or of record 5% or more of the Federated Fund's outstanding Institutional Service or Cash II Shares.

                                                                                Percent of
                                                                                Outstanding
                                                                                Shares of the
                                                                                Federated Fund
Institutional   Name and Address of   Shares Owned     Percent of               Following
Service Shares  Beneficial Owner      Beneficially     Outstanding Shares       Reorganization



Cash II         Name and Address of   Shares Owned     Percent of
Shares          Beneficial Owner      Beneficially     Outstanding Shares




        Approval of the Plan requires the affirmative vote of a majority of the outstanding shares of the State Bond Fund. The votes of shareholders of the Federated Fund are not being solicited since their approval is not required in order to effect the Reorganization.
        One-third of the issued and outstanding shares of the State Bond Fund, represented in person or by proxy, will be required to constitute a quorum at the Special Meeting for the purpose of voting on the proposed Reorganization. For purposes of determining the presence of a quorum, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Special Meeting. Because approval of the Reorganization requires the approval of a majority of the outstanding shares of the State Bond Fund, abstentions and "broker non-votes" will have the same effect as if they were votes against the Reorganization.
Dissenter's Right of Appraisal
        Shareholders of the State Bond Fund objecting to the Reorganization have no appraisal rights under the State Bond Fund's Articles of Incorporation or Maryland law. Under the Plan, if approved by State Bond Fund shareholders, each shareholder will become the owner of Institutional Service Shares of the Federated Fund having a total net asset value equal to the total net asset value of his or her holdings in the State Bond Fund at the Closing Date.
           OTHER MATTERS AND DISCRETION OF PERSONS NAMED IN THE PROXY
        Management of the State Bond Fund knows of no other matters that may properly be, or which are likely to be, brought before the meeting. However, if any other business shall properly come before the meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.
        If at the time any session of the Special Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Special Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment.
        Whether or not shareholders expect to attend the meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.


                                                       EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

        AGREEMENT AND PLAN OF REORGANIZATION dated September 23, 1996 (the "Agreement"), between MONEY MARKET OBLIGATIONS TRUST, a Massachusetts business trust (the "Trust"), on behalf of its portfolio AUTOMATED CASH MANAGEMENT TRUST (hereinafter called the "Acquiring Fund"), and STATE BOND MONEY FUNDS, INC., a Maryland corporation (hereinafter called the "Corporation") on behalf of its portfolio STATE BOND CASH MANAGEMENT FUND (hereinafter called the "Acquired Fund").
       This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all of the net assets of the Acquired Fund in exchange solely for Institutional Service Shares of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date (as hereinafter defined), of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
       WHEREAS, the Corporation and the Trust are registered open-end management investment companies and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;
       WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue shares of common stock or shares of beneficial interest, as the case may be;
       WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of the Trust has determined that the exchange of all of the net assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and
        WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the 1940 Act), of the Corporation has determined that the exchange of all of the net assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders;
        NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:
     1.TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING
       FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.
     1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the net assets of the Acquired Fund, including all securities and cash, other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5, beneficially owned by the Acquired Fund, and the Acquiring Fund agrees in exchange therefor to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account, for the benefit of its shareholders, on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the Acquired Fund.
     1.2 The Acquired Fund will discharge or make provision for the discharge of all of its liabilities and obligations prior to or on the Closing Date.
     1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company (hereinafter called "State Street"), Boston, Massachusetts, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims created by the Acquired Fund. All cash delivered shall be in the form of immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.
     1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund thereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
     1.5 As soon after the Closing Date as is conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. In addition, each Acquired Fund Shareholder shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date (as hereinafter defined) with respect to the shares of the Acquired Fund that are held by the shareholder on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Acquired Fund Shareholders, and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders, based on their ownership of shares of the Acquired Fund on the Closing Date. All issued and outstanding Shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares, after the Closing Date as determined in accordance with Section 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.
     1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
     1.7 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.
     1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Corporation up to and including the Closing Date and such later dates, with respect to dissolution and deregistration of the Corporation, on which the Corporation is dissolved and deregistered.
     1.9 The Corporation shall be deregistered as an investment company under the 1940 Act and dissolved as a Maryland corporation as promptly as practicable following the Closing Date and the making of all distributions pursuant to paragraph 1.5.
     2.VALUATION.
     2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Closing Date (such time and date being herein called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.2 The net asset value of each Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.
     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund.
     3.CLOSING AND CLOSING DATE.
     3.1  The Closing Date shall be December   , 1996 or such later date as the
                                             --
parties may mutually agree. All acts taking place at the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.
     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.
     3.3 ARM Transfer Agency, Inc., as transfer agent for the Acquired Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.
     4.REPRESENTATIONS AND WARRANTIES.
     4.1  The Corporation  represents and warrants to the Trust as follows:
             (a) The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has power to own all of its properties and assets and to carry out this Agreement.
             (b) The Corporation is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Corporation is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Corporation's Articles of Incorporation or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.
             (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.
             (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
             (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (g) The Statement of Assets and Liabilities of the Acquired Fund at July 31, 1995 and 1996, have been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.
             (h) Since July 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.
             (i) At the Closing Date, all Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed or an appropriate extension obtained, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (j) For each fiscal year of its operation, subject to applicable statute of limitation periods, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.
             (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.
             (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Corporation and, subject to the approval of the Acquired Fund Shareholders, this Agreement constitutes the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (n) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (only insofar as it relates to the Acquired Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
     4.2  The Trust represents and warrants to the Corporation as follows:
             (a) The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to carry on its business as it is now being conducted and to carry out this Agreement.
             (b) The Trust is registered under the 1940 Act as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Trust's Declaration of Trust or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.
             (d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
             (e) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (f) The Statement of Assets and Liabilities of the Acquiring Fund at July 31, 1995 and 1996, have been audited by Arthur Andersen LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein.
             (g) Since July 31, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed to and accepted by the Acquired Fund.
             (h) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law to have been filed or an appropriate extension obtained, by such date shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (i) For each fiscal year of its operation, subject to applicable statute of limitation periods, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (j) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.
             (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Trust, and this Agreement constitutes the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (l) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
     5.COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.
     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.
     5.2 The Corporation will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
     5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for Federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Corporation's President and its Treasurer.
     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of the Prospectus/Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.
     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.
     5.7 Prior to the Valuation Date, the Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, plus the excess of its interest income, if any, excludable from gross income under Code section 103(a) over its deductions disallowed under Code sections 265 and 171(a)(2) for the taxable periods or years ended on or before July 31, 1996 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before July 31, 1996 and in the period from said date to and including the Closing Date.
     6.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.
        The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     6.1 All representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Acquired Fund.
     6.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Corporation made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.
     7.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.
        The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     7.1 All representations and warranties of the Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     7.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Trust made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.
     7.3 There shall not have been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business since the date hereof other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.
     8.FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING FUND
       AND THE ACQUIRED FUND.
        If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.
     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Corporation's Articles of Incorporation and the 1940 Act.
     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
     8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.
     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.
     8.5 The Trust and the Corporation shall have received an opinion of Dickstein Shapiro Morin & Oshinsky LLP substantially to the effect that for Federal income tax purposes:
             (a) The transfer of all of the Acquired Fund net assets in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code; (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund;
(d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;
(e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization; (f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization; (g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and (h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).
     9.TERMINATION OF AGREEMENT.
     9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Directors of the Corporation or the Board of Trustees of the Trust at any time prior to the Closing Date (and notwithstanding any vote of the Acquired Fund Shareholders) if circumstances should develop that, in the opinion of either of the parties' Board, make proceeding with the Agreement inadvisable.
     9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the directors, trustees or officers of the Corporation or the Trust or the shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.
     10.    WAIVER.
        At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Trustees of the Trust or the Board of Directors of the Corporation, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.
     11.    MISCELLANEOUS.
     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflicts of laws.
     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.
     11.6 The Acquired Fund is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of the Trust and agrees that the obligations assumed by the Acquiring Fund pursuant to this Agreement shall be limited in any case to the Acquiring Fund and its assets and the Acquired Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquiring Fund, the trustees, officers, employees or agents of the Trust or any of them.
        11.7 An agreement has been entered into under which Federated Management will assume substantially all of the expenses of the reorganization including registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's shareholders and the costs of holding the Special Meeting of Shareholders. ARM Financial Group, Inc. will assume the legal fees of the Acquired Fund. The accountants' fees of the Acquired Fund will be borne equally by Federated Management and ARM Financial Group, Inc.
                 [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]


        IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have each caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                              Acquired Fund:
                              STATE BOND MONEY FUNDS, INC.,
                              on behalf of its portfolio,
                              STATE BOND CASH MANAGEMENT FUND
Attest:

                              By: /s/ Kevin L. Howard
                                    Kevin L. Howard
                                    Vice President and Secretary
/s/ Sheri Bean
Sheri Bean
Assistant Secretary
                              Acquiring Fund:
                              MONEY MARKET OBLIGATIONS TRUST
                              on behalf of its portfolio,
                              AUTOMATED CASH MANAGEMENT
                              TRUST
Attest:

                              By:  /s/ J. Christopher Donahue
                                       J. Christopher Donahue
                                       President
/s/ S. Elliot Cohan
    S. Elliott Cohan
    Assistant Secretary




                    STATEMENT OF ADDITIONAL INFORMATION
                            NOVEMBER    , 1996
                                     ---
                       Acquisition of the Assets of
                     STATE BOND CASH MANAGEMENT FUND,
                              a Portfolio of
                       STATE BOND MONEY FUNDS, INC.
                        100 North Minnesota Street
                                P.O. Box 69
                      New Ulm, Minnesota  56073-0069
                     Telephone Number:  1-800-328-4735
          By and in exchange for Institutional Service Shares of
                     AUTOMATED CASH MANAGEMENT TRUST,
                              a Portfolio of
                      MONEY MARKET OBLIGATIONS TRUST
                         Federated Investors Tower
                   Pittsburgh, Pennsylvania  15222-3779
                     Telephone Number:  1-800-341-7400

        This Statement of Additional Information dated November    , 1996
                                                                ---
is not a prospectus.  A Prospectus/Proxy Statement dated November    , 1996
                                                                  ---
related to the above-referenced matter may be obtained from Money Market Obligations Trust, Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.


                             TABLE OF CONTENTS

1. Statement of Additional Information of Automated Cash Management Trust, a portfolio of Money Market Obligations Trust, dated September 30, 1996.
2. Statement of Additional Information of State Bond Cash Management Fund, a portfolio of State Bond Money Funds, Inc., dated December 1, 1995.

3. Financial Statements of Automated Cash Management Trust, a portfolio of Money Market Obligations Trust, dated July 31, 1996.

4. Financial Statements of State Bond Cash Management Fund, a portfolio of State Bond Money Funds, Inc., dated July 31, 1996.


        The Statement of Additional Information of Automated Cash Management Trust (the "Federated Fund"), a portfolio of Money Market Obligations Trust (the "Trust"), dated September 30, 1996, is incorporated herein by reference to Post-Effective Amendment No. 19 to the Trust's Registration Statement on Form N-1A (File Nos. 33-31602 and 811-5950) which was filed with the Securities and Exchange Commission on or about
September 19, 1996. A copy may be obtained, upon request and without charge, from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-341-7400.
        The Statement of Additional Information of State Bond Cash Management Fund (the "State Bond Fund"), a portfolio of State Bond Money Funds, Inc. (the "Corporation"), dated December 1, 1995, is incorporated herein by reference to Post-Effective Amendment No. 14 to the Corporation's Registration Statement on Form N-1A (File Nos. 2-74561 and 811-3299) which was filed with the Securities and Exchange Commission on or about
September 29, 1995. A copy may be obtained, upon request and without charge, from the State Bond Fund at 100 North Minnesota Street, P.O. Box 69, New Ulm, Minnesota 56073-0069; telephone number: 1-800-328-4735.
        The audited financial statements of the Federated Fund, dated July 31, 1996, are incorporated herein by reference to the Federated Fund's Annual Report to Shareholders dated July 31, 1996 which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-341-7400.
        The audited financial statements of the State Bond Fund, dated July 31, 1996, are incorporated herein by reference to the State Bond Fund's Annual Report to Shareholders dated July 31, 1996, which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from the State Bond Fund at 100 North Minnesota Street, P.O. Box 69, New Ulm, Minnesota 56073-0069; telephone number 1-800-328-4735.
        Pro forma financial statements are not included herein as the total net assets of the State Bond Fund do not exceed 1% of the total assets of the Federated Fund. At September 30, 1996, the total net assets of the State Bond Fund were $2,837,773 and the total net assets of the Federated Fund were $1,321,316,472.




STATE BOND CASH MANAGEMENT FUND,
a Portfolio of
STATE BOND MONEY FUNDS, INC.,
SPECIAL MEETING OF SHAREHOLDERS
December   , 1996
         ==
STATE BOND CASH MANAGEMENT FUND,
a Portfolio of
STATE BOND MONEY FUNDS, INC.

CUSIP NO. 856571104

The undersigned shareholder(s) of State Bond Cash Management Fund, a portfolio of State Bond Money Funds, Inc. (the `State Bond Fund''), hereby appoint(s) Kevin L. Howard, Keith O. Martens and Dale C. Bauman, or any of them true and lawful proxies, with power of substitution of each, to vote all shares of the State Bond Fund which the undersigned is entitled to vote, at the Special Meeting of
     Shareholders to be held on December   , 1996, at 100 North Minnesota
                                         --
     Street, New Ulm, Minnesota 56073-0069, at 4:15 p.m. (local time) and at any adjournment thereof.

Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The proxies named will vote the shares represented by this proxy in accordance with the choice made on this ballot. IF NO CHOICE IS INDICATED, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.

PROPOSAL

  TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN THE STATE BOND FUND AND MONEY MARKET OBLIGATIONS TRUST, ON BEHALF OF AUTOMATED CASH MANAGEMENT TRUST.



PLEASE RETURN BOTTOM PORTION WITH YOUR VOTE IN THE ENCLOSED ENVELOPE AND
     RETAIN THE TOP PORTION.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS  X

KEEP THIS PORTION FOR YOUR RECORDS.
DETACH AND RETURN THIS PORTION ONLY.



STATE BOND CASH MANAGEMENT FUND,
a portfolio of State Bond Money
Funds, Inc.

RECORD DATE SHARES:
                    -----------------


                           VOTE ON THE PROPOSAL
                    FOR          AGAINST        ABSTAIN
Please sign EXACTLY as your name(s)
appear(s) above.  When signing as
attorney, executor, administrator,
guardian, trustee, custodian, etc.,
please give your full title as
such.  If a corporation or
partnership, please sign the full
name by an authorized officer or
partner.  If stock is owned
jointly, all owners should sign.



-----------------------------------
Signature(s) of Shareholder(s)

Date:
      -----------------------------







                        PART C - OTHER INFORMATION
Item 15.  Indemnification
        Indemnification is provided to trustees and officers of the Registrant pursuant to the Registrant's Declaration of Trust, except where such indemnification is not permitted by law. However, the Declaration of Trust does not protect the trustees or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.
        Trustees and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").
        Insofar as indemnification for liabilities arising under the Act may be permitted to trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
        Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for trustees, officers, or controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.


Item 16.  Exhibits
1.1  Copy of Declaration of Trust of the Registrant, dated October 3,
1988(1)

1.2  Amendment to the Declaration of Trust, dated October 3, 1989(1)

1.3 Conformed Copy of Amendment No. 8 to the Declaration of Trust, dated December 28, 1994(2)

2.1  Bylaws of the Registrant, as amended(1)

3    Not Applicable

4    Agreement and Plan of Reorganization dated September 23, 1996, between
State Bond Money Funds, Inc., a Maryland corporation, on behalf of its portfolio, State Bond Cash Management Fund, and Money Market Obligations Trust, a Massachusetts business trust, on behalf of its portfolio Automated Cash Management Trust*

5    Copy of Specimen Certificate for Shares of Beneficial Interest of the
Registrant(3)

6.1  Conformed Copy of Investment Advisory Contract of the Registrant(4)

6.2  Copy of Exhibit G to the Investment Advisory Contract(1)

6.3 Conformed Copy of Investment Advisory Contract between Registrant and Federated Administrative Services, dated March 1, 1995(5)

7.1  Conformed Copy of Distributor's Contract of the Registrant(6)

7.2  Conformed Copies of Exhibits F through H to Distributor's Contract(7)

7.3  Conformed Copies of Exhibits C and D to Distributor's Contract(5)
7.4 The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269)

8    Not Applicable

9    Conformed Copy of Custodian Agreement of the Registrant(3)

10.1 Conformed Copy of Rule 12b-1 Plan of the Registrant, dated June 1,
1994(7)

10.2 Conformed Copy of Rule 12b-1 Agreement of the Registrant, dated June 1, 1994(7)

10.3 The Registrant hereby incorporates the conformed copy of the specimen Multiple Class Plan from Item 24(b)(18) of the World Investment Series, Inc. Registration Statement on Form N-1A, filed with the Commission on January 26, 1996. (File Nos. 33-52149 and 811-07141)

10.4 The responses described in Item 16 (7.4) are hereby incorporated by reference

11   Opinion of S. Elliott Cohan, Deputy General Counsel, Federated
Investors regarding legality of shares being issued*

12   Opinion of Dickstein Shapiro Morin & Oshinsky LLP regarding tax consequences of Reorganization(8)

13.1 Conformed Copy of Transfer Agency and Service Agreement of the
Registrant(3)
13.2 Conformed Copy of Shareholder Services Sub-Contract of the Registrant, dated June 1, 1994(7)

13.3 Conformed Copy of Fund Accounting Agreement(2)
13.4 The responses described in Item 16 (7.4) and Item 16 (10.3) are hereby incorporated by reference
14.1 Conformed copy of Consent of Independent Auditors of the Registrant, Arthur Andersen LLP*

14.2 Conformed copy of Consent of Independent Auditors of State Bond Cash Management Fund, Ernst & Young LLP*

15   Not Applicable

16   Conformed Copy of Power of Attorney*

17.1 Declaration under Rule 24f-2*

17.2 Form of Proxy of State Bond Cash Management Fund*

*    Filed electronically.

(1) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 16 on Form N-1A filed on September 27, 1995. (File
Nos. 33-31602 and 811-5950)

(2) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 12 on Form N-1A filed on February 21, 1995. (File
Nos. 33-31602 and 811-5950)

(3)  Response is incorporated by reference to Registrant's Post-Effective
Amendment
No. 8 on Form N-1A filed on June 1, 1994.  (File Nos. 33-31602 and
811-5950)

(4) Response is incorporated by reference to Registrant's Initial Registration Statement on Form N-1A filed October 20, 1989. (File Nos. 33-31602 and 811-5950)

(5) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 13 on Form N-1A filed May 7, 1995. (File Nos. 33-31602 and 811-5950)

(6) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 7 on Form N-1A filed on May 7, 1994. (File Nos. 33-31602 and 811-5950)

(7) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 11 on Form N-1A filed on November 25, 1994. (File
Nos. 33-31602 and 811-5950)

(8)  To be filed by Post-Effective Amendment pursuant to `Dear
Registrant''letter dated February 15, 1996.


Item 17.  Undertakings
        (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
        (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


                                SIGNATURES
        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Money Market Obligations Trust, has duly caused this
Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on October 9, 1996.

                           MONEY MARKET OBLIGATIONS TRUST

                           (Registrant)

                           By:               *
                                J. Christopher Donahue
                                President


                                SIGNATURES
        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 9, 1996:
               *               Chairman and Trustee
                               John F. Donahue
                               (Chief Executive Officer)


               *               President and Trustee
                               J. Christopher Donahue


               *               Treasurer and Executive Vice President
                               John W. McGonigle
                               (Principal Financial and
                               Accounting Officer)

               *               Trustee
                               Thomas G. Bigley


               *               Trustee
                               John T. Conroy, Jr.

               *               Trustee
                               William J. Copeland


               *               Trustee
                               James E. Dowd


               *               Trustee
                               Lawrence D. Ellis, M.D.
               *               Trustee
                               Edward L. Flaherty, Jr.


               *               Trustee
                               Peter E. Madden


               *               Trustee
                               Gregor F. Meyer


               *               Trustee
                               John E. Murray, Jr., J.D., S.J.D.


             *                 Trustee
                               Wesley W. Posvar


             *                 Trustee
                               Marjorie P. Smuts

1* By: /s/ S. Elliott Cohan
           Attorney in Fact